Exhibit 99.1

Tiziana Life Sciences Announces Grant received by the Brigham and Women’s Hospital to Explore the
Use of Intranasal anti-CD3 mAb in Amyotrophic Lateral Sclerosis

- Prestigious ALS Association grant awarded to BWH to study the utility of an intranasal anti-CD3 monoclonal antibody in an animal model of Amyotrophic Lateral Sclerosis -

New York, September 15, 2022 – Tiziana Life Sciences Ltd.(Nasdaq: TLSA) (“Tiziana” or the “Company”), a biotechnology company developing breakthrough immunomodulation therapies via novel routes of drug delivery, today announces that a Lawrence & Isabel Barnett Drug Development Program Grant will be awarded to the Ann Romney Center for Neurologic Diseases at the Brigham and Women’s Hospital (BWH) by the ALS Association for the study of an intranasal anti-CD3 monoclonal antibody (mAb) in an animal model of Amyotrophic Lateral Sclerosis (ALS).

Howard L. Weiner, M.D., Co-Director of the Ann Romney Center for Neurologic Diseases at BWH and Chairman of Tiziana's Scientific Advisory Board, stated, “This prestigious research grant will be used to further study the role of intranasal anti-CD3 mAb in dampening the microglial activation which amplifies ALS disease progression. This research follows our recently presented positive findings on intranasal anti-CD3 mAb in Alzheimer’s Disease preclinical models of neuroinflammation. Additionally, we are currently studying foralumab, the first entirely human anti-CD3 mAb, in patients with secondary progressive multiple sclerosis.”

Gabriele Cerrone, Executive Chairman and interim Chief Executive Officer of Tiziana, remarked, “Intranasal foralumab has demonstrated potential across multiple Central Nervous System (CNS) indications. We are encouraged by the preclinical research using an intranasal anti-CD3 mAb in the neuroinflammatory related diseases of ALS and Alzheimer’s, as well as the impressive clinical benefits we have already shown for foralumab in patients with multiple sclerosis. While our initial focus is on our ongoing MS program which will continue to generate clinical read-outs, we are excited by foralumab’s potential to help highly debilitated ALS patients with limited therapeutic options and high unmet need.”

Matthew W. Davis, M.D., RPh, Chief Medical Officer of Tiziana, added, “We have now seen the potential of intranasal foralumab to dampen microglial activation in three major neuroinflammatory-related diseases, which creates significant optionality for exploring its benefits in some of the most important and burdensome medical conditions of our time.”

About the Barnett Drug Development Grant

The ALS Association’s Barnett Drug Development grant program supports preclinical drug discovery and development of new or repurposed treatments for ALS. There is an urgent need for new and improved therapies for ALS, as there is still no cure. The Lawrence and Isabel Barnett Drug Development Program is open to industry and academic investigators proposing to develop novel or repositioning approaches for ALS. The Association seeks applications for the preclinical assessment of therapeutics for ALS that have a high probability of reaching the clinic within three years.

About Foralumab

Foralumab (formerly NI-0401), the only entirely human anti-CD3 mAb, has shown reduced release of cytokines after IV administration in healthy volunteers and in patients with Crohn's disease. In a humanized mouse model (NOD/SCID IL2γc-/-), it was shown that while targeting the T-cell receptor, orally administered foralumab modulates immune responses of the T-cells and enhances regulatory T-cells (Tregs), thereby providing therapeutic benefit in treating inflammatory and autoimmune diseases without the occurrence of potential adverse events usually associated with parenteral mAb therapy. Once a day treatment for 10 consecutive days with intranasal foralumab was both well tolerated and produced clinical responses in COVID-19 patients. Based on these studies, the intranasal and oral administration of Foralumab offers the potential to become a well-tolerated immunotherapy for autoimmune and inflammatory diseases by the induction of Tregs.

About Tiziana Life Sciences

Tiziana Life Sciences is a clinical-stage biopharmaceutical company developing breakthrough therapies using transformational drug delivery technologies to enable alternative routes of immunotherapy. Tiziana’s innovative nasal, oral and inhalation approaches in development have the potential to provide an improvement in efficacy as well as safety and tolerability compared to intravenous (IV) delivery. Tiziana’s two lead candidates, intranasal foralumab, the only fully human anti-CD3 mAb, and milciclib, a pan-CDK inhibitor, have both demonstrated a favorable safety profile and clinical response in patients in studies to date. Tiziana’s technology for alternative routes of immunotherapy has been patented with several applications pending and is expected to allow for broad pipeline applications.

For further inquiries:

Tiziana Life Sciences Ltd

Hana Malik, Business Development and Investor Relations Manager

+44 (0) 207 495 2379

email: info@tizianalifesciences.com

Investors:

Irina Koffler

LifeSci Advisors, LLC

646.970.4681

ikoffler@lifesciadvisors.com